UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                   For the date of 5th March, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









For Immediate Release - 5 March 2003


                           Allied Irish Banks, p.l.c.

               Dividend Reinvestment Terms: Final Dividend, 2002


Allied Irish Banks, p.l.c. has today (5 March) announced the terms of the Share Offer being made in relation to the proposed Final Dividend of EUR 31.81c per share in respect of the year ended 31 December 2002. Subject to approval by shareholders at the Bank's Annual General Meeting, to be held on 24 April 2003, the dividend will be paid on 25 April 2003.

The Offer Price is EUR 11.80 per share, calculated as the average of the middle market quotations of the Bank's shares on the Irish Stock Exchange for the five business days commencing 26 February 2003 (the "ex-dividend" date).

For shareholders liable to Dividend Withholding Tax ("DWT"), this represents an entitlement to 1 new share for every 47 shares held, approximately. For shareholders exempt from DWT, the entitlement represents 1 new share for every 38 shares held, approximately.

Share Dividend Offer Letters will be despatched to eligible shareholders on 25 March 2003. The closing date for the receipt of acceptances is 15 April 2003
(noon). Dividend warrants will be posted on 24 April 2003, and the dividend will be paid on 25 April 2003.

Dealings in the new shares (issued in lieu of cash dividends) will commence on 25 April, on which date the share accounts of shareholders whose holdings are uncertificated (i.e., held via CREST) will be credited. Pending the despatch of Share Certificates, on 1 May, to shareholders whose holdings are in certificated form, any such holders who wish to deal in the new shares on or from 25 April may do so under the Registrars'/ Stockbrokers' Direct Certification procedures.

This document is available for inspection from the document viewing facility of the UKLA during the next two business days. Copies of this announcement are available from the Registered Office of the Company for fourteen days following the date of publication.


                                    - END -


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  5th March 2003                                By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.